O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  RNEBEL@OLSHANLAW.COM

DIRECT DIAL:  212.451.2279

July 11, 2022

VIA EDGAR AND ELECTRONIC MAIL

Daniel Duchovny
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rocky Mountain Chocolate Factory, Inc. (the “Company”)
Preliminary Proxy Statement (the “Proxy Statement”) filed by AB Value Partners LP et al. (collectively, the “AB Value-Radoff Group”)
Filed July 1, 2022
File No. 001-36865

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated July 8, 2022 (the “Staff Letter”), with regard to the above-referenced Proxy Statement filed by the AB Value-Radoff Group. We have reviewed the Staff Letter with the AB Value-Radoff Group and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement

Background to Solicitation, page 5

1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following statements:
•	that the company’s setting of the annual meeting date was done “...seemingly in an attempt to circumvent the new universal proxy rules...”

The AB Value-Radoff Group acknowledges the Staff’s comment and offers the Staff the following information on a supplemental basis in support of such statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

July 11, 2022

For the Company’s immediately preceding three fiscal years, including FY2021, FY2020 and FY2019, the Company has held its annual meeting of stockholders on October 6, 2021, September 17, 2020 and January 9, 2020, respectively. However, with respect to the upcoming 2022 annual meeting of stockholders (the “Annual Meeting”), amidst ongoing engagement with members of the AB Value-Radoff Group, the Company abruptly announced that the Annual Meeting would be held on August 18, 2022, nearly two months prior to the anniversary of the previous year’s annual meeting (and representing the first annual meeting to be held before September since FY2018). Not only did this trigger a sudden and narrow window for stockholders to submit director nominations or business proposals under the Company’s Bylaws (which was further truncated with the deadline falling over Memorial Day Weekend), but it also advanced the date of the Annual Meeting such that the election of directors at the Annual Meeting would not be required to comply with the SEC’s new universal proxy rules.

If the Annual Meeting was scheduled for a date after August 31, 2022 (consistent with the Company’s prior three annual meetings), the universal proxy rules would have applied. Accordingly, the AB Value-Radoff Group believes the Company purposefully scheduled the date of the Annual Meeting for a date that was prior to August 31, 2022 so that it would not be required to comply with the SEC’s new universal proxy rules. The AB Value-Radoff Group further believes the Company’s rejection of the AB Value-Radoff Group’s request to employ a universal proxy card in connection with the Annual Meeting further supports its belief.

Furthermore, the AB Value-Radoff Group respectfully advises the Staff that the language in question is a description of the contents of a letter (the “June 17 Letter”) sent on behalf of the AB Value-Radoff Group by the AB Value-Radoff Group’s counsel to the Company’s counsel. Not only does the AB Value-Radoff Group believe that there is adequate support for its statement, it believes its inclusion is necessary to accurately convey the contents of the June 17 Letter.

•	that “...Chair Geygan...has since taken control of the Board” (page 11) and similar disclosure relating to Mr. Geygan’s influence over the board and company.

The AB Value-Radoff Group acknowledges the Staff’s comment and offers the Staff the following information on a supplemental basis in support of such statements.

Mr. Radoff delivered a letter to the Board on December 20, 2021 (the “December 20 Letter”) disclosing his serious concerns with Mr. Geygan’s service as interim Chair of the Board given Mr. Geygan’s conflicts of interest as a potential acquiror of the Company and his apparent violation of a material agreement with the Company (i.e. the GVIC Cooperation Agreement). As set forth in the December 20 Letter, during a call on October 4, 2021, Mr. Geygan (i) solicited Mr. Radoff to vote for Mr. Geygan’s (and only Mr. Geygan’s) re-election to the Board, (ii) claimed that, despite the Company’s public disclosure to the contrary, the Company was not conducting an ongoing CEO search process and (iii) referred to a fellow incumbent director as a fraud.

July 11, 2022

Following the delivery of the December 20 Letter exposing Mr. Geygan’s questionable conduct, Elisabeth Charles replaced Mr. Geygan as Chair of the Board. However, less than six months later, the Company announced in June 2022 that Ms. Charles would not stand for re-election at the Annual Meeting and that Mr. Geygan would replace her as Chair of the Board effective immediately. Not only was the very same director who was removed as Chair of the Board, seemingly due to his questionable conduct, being re-appointed as Chair of the Board, but the Company had, one month earlier, hired Robert J. Sarlls as its new Chief Executive Officer, who has a long running relationship with Mr. Geygan (including being nominated for election to the Board of the Company in 2021 and to the board of directors of ALCO Stores, Inc. (“ALCO”) in 2014, in each case by entities controlled by Mr. Geygan).

Furthermore, with Mr. Geygan at the helm, the Company has now hired Venable LLP as its legal counsel (which is Mr. Geygan’s counsel at Wayside Technology Group, Inc. (“Wayside”) where he is Chairman) and Rob Swadosh of SwadoshGroup as its investor relations firm (with whom Mr. Geygan has a longstanding relationship as the AB Value-Radoff Group understands).

For these reasons, the AB Value-Radoff Group believes that Mr. Geygan has taken effective control of the Board and has an outsized influence in the boardroom.

•	your belief “...that [Mr. Geygan] has chosen to attempt to take effective control of the Company through his position as Chair without any process or paying any premium.” (page 11)

The AB Value-Radoff Group acknowledges the Staff’s comment and respectfully refers the Staff to the response immediately above, particularly as it relates to the Company installing Mr. Geygan’s desired Chief Executive Officer and advisors. Notwithstanding the foregoing, the AB Value-Radoff Group has modified its disclosure to “We believe that he has attempted to take effective control of the Company through his position as Chair.” Please see page 11 of the Proxy Statement.

Reasons for the Solicitation, page 11

2.	You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide a factual foundation for the disclosure included below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.
•	various references to the board being conflicted.

The AB Value-Radoff Group acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure in the Proxy Statement regarding conflicts on the Board is intended to be with respect to Mr. Geygan, and offers the following factual foundation in support thereof. The AB Value-Radoff Group believes a clear conflict of interest exists with regard to Mr. Geygan’s position as Chair of the Board given that GVIC previously attempted to acquire 30% of the then outstanding shares of the Company, and has expressed an interest in acquiring all of the Company. The AB Value-Radoff Group believes Mr. Geygan’s interests as Chair are clearly at odds with his interest as a potential acquiror of the Company. Furthermore, the AB Value-Radoff Group believes that potential conflicts of interest exist as a result of the appointment of Mr. Sarlls as CEO, with whom Mr. Geygan has a long running relationship as explained further elsewhere in this response letter and the Proxy Statement.

July 11, 2022

The AB Value-Radoff Group has revised the Proxy Statement to clarify that the perceived conflicts are with respect to Mr. Geygan and not the Board as a whole. Please see page 11 of the Proxy Statement.

•	that Mr. Geygan’s apparent control of the board “...has led to ... a concerning level of attrition among highly-qualified women in the boardroom” and that the board or company are under the “...seemingly outsized influence and power of Mr. Geygan” and similar statements.

The AB Value-Radoff Group acknowledges the Staff’s comment and offers the Staff the following information as the factual foundation for such statements.

In regards to the “concerning level of attrition among highly-qualified women in the boardroom,” there is only one woman on the Company’s slate of director nominees for election at the Annual Meeting (Sandra Elizabeth Taylor, who was nominated by AB Value at the 2021 Annual Meeting). Since Mr. Geygan joined the Board in August 2021, two highly qualified women have left the Board – Mary K. Thompson and now the upcoming departure of Ms. Charles from the Board after only serving for less than a year. The AB Value-Radoff Group has concerns regarding why these highly-qualified women departed from the Board as well as why the Board chose to reduce the size of the Board rather than finding female replacements to maintain the gender diversity of the Board. The concerns are magnified when looking at Wayside, where Mr. Geygan is Chairman, given only one woman serves on its seven-member board and no women are on the management team. The same story holds true when looking at ALCO where Mr. Geygan’s entity nominated five men to the board (including Mr. Sarlls) and no women.

With respect to Mr. Geygan’s “seemingly outsized influence and power,” the AB Value-Radoff Group respectfully refers the Staff to its response to the 2nd bullet of Comment 1 above.

Notwithstanding the foregoing, the AB Value-Radoff Group has revised the Proxy Statement accordingly to appropriately qualify its statements as opinions and beliefs. Please see page 11 of the Proxy Statement.

•	that “Chair Geygan Has Fostered Exceedingly Poor Corporate Governance.”

The AB Value-Radoff Group acknowledges the Staff’s comment and respectfully refers the Staff to the disclosure set forth immediately following the heading referenced in the Staff’s comment in support of the AB Value-Radoff Group’s belief that Mr. Geygan has fostered exceedingly poor corporate governance at the Company.

July 11, 2022

Furthermore, under Mr. Geygan’s leadership, the Company failed to comply with Rule 14a-13(a) of the Exchange Act in connection with the Annual Meeting. Specifically, according to the AB Value-Radoff Group’s proxy solicitor, the Company failed to make the required inquiries (i.e. conduct a broker search) in accordance with Rule 14a-13(a), let alone 20 business days in advance of the record date as is required by Rule 14a-13(a)(3).

The AB Value-Radoff Group has revised the Proxy Statement accordingly to appropriately qualify its statement as a belief. Please see page 11 of the Proxy Statement.

•	that “the Board has filled the Company’s executive team and outside advisers to be filled with Mr. Geygan’s allies.”

The AB Value-Radoff Group acknowledges the Staff’s comment and respectfully refers the Staff to its response to the 2nd bullet of Comment 1 above, particularly as it relates to the hiring of Mr. Sarlls as CEO, Venable LLP as legal counsel and Rob Swadosh of SwadoshGroup as the Company’s investor relations firm.

•	that “Mr. Sarlls has repeatedly ... childishly ignored” you.

The AB Value-Radoff Group acknowledges the Staff’s comment and has revised the language in the Proxy Statement to remove the word “childishly.” Please see page 12 of the Proxy Statement.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Ryan Nebel

Ryan Nebel

cc	Bradley L. Radoff Andrew Berger, AB Value Management LLC